

07005223

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEB Enskilda, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue-42nd Floor
(No. and Street)

New York (City) NY (State) 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Cisneros 212-692-4770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gilbert Cisneros, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEB Enskilda Inc, as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nibya Molina Goni
Notary Public, State of New York
Registration #01MO6033094
Qualified In New York County
My Commission Expires Nov. 8. 2009

Notary Public 3/28/07

Signature

Director of Operations
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. x
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
SEB Enskilda Inc.

In planning and performing our audit of the financial statements of SEB Enskilda Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We noted the following control deficiency that we consider to be a material weakness as defined above. This deficiency was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2006, and this report does not affect our report thereon dated March 29, 2007.

At December 31, 2006, the Company did not maintain effective controls over the financial and regulatory reporting of failed trades. Specifically, although the Company had identified some reporting deficiencies and had developed certain reports of failed trades to address this deficiency as of year end, the Company lacked sufficient interaction and coordination between the Operations Department and Financial Reporting Department to ensure the completeness and accuracy of failed trades reported on the statement of financial condition. This control deficiency resulted in audit adjustments to receivable from/payable to broker-dealer and clearing brokers and receivable from/payable to customers and also impacted the net capital computation in the 2006 financial statements. Additionally, this control deficiency could result in a more than remote likelihood that a material misstatement to the annual financial statements would not be prevented or detected. Accordingly, this control deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe, as described above, that the Company's practices and procedures were not adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2007

SEB Enskilda Inc.

(A Wholly Owned Subsidiary of SEB AB)

Statement of Financial Condition

December 31, 2006

SEB Enskilda Inc.
(A Wholly Owned Subsidiary of SEB AB)
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
SEB Enskilda Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SEB Enskilda Inc. (a wholly owned subsidiary of SEB AB) (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 29, 2007

SEB Enskilda Inc.
(A Wholly Owned Subsidiary of SEB AB)
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 17,064,320
Receivable from broker-dealers and clearing brokers	1,754,300
Receivable from customers	7,383,733
Tax receivable	1,113,338
Due from Parent	2,425,358
Furniture, equipment, and leasehold improvements, at cost	-
(less accumulated depreciation and amortization of $1,193,024.)	187,962
Deferred tax asset	304,913
Other assets	214,726
Total assets	$ 30,448,650
Liabilities and Stockholder's Equity	
Accrued compensation	$ 6,281,557
Payable to broker-dealers	7,383,733
Payable to customers	1,638,267
Accounts payable and accrued liabilities	516,658
Due to affiliates	261,556
Total liabilities	16,081,771
Commitments (Note 5)	
Stockholder's equity	
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares	10
Additional paid-in capital	2,125,990
Retained earnings	12,240,879
Total stockholder's equity	14,366,879
Total liabilities and stockholder's equity	$ 30,448,650

The accompanying notes are an integral part of this financial statement.

1. Organization

SEB Enskilda Inc. (the "Company") (formerly Enskilda Securities, Inc.) is a wholly owned subsidiary of SEB AB (the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. ("NASD").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as providing financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a RVP/DVP basis. The Company also executes and clears US securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Significant Accounting Policies

Commission Income
The Company earns commissions from customers' securities transactions. Commission income and related clearing costs are recorded on a trade date basis.

Receivable from and Payable to Broker Dealers
Receivable from and payable to broker-dealers consists of failed-to-deliver/failed-to-receive with an affiliate.

Cash and Cash Equivalents
The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. All the cash and cash equivalents at December 31, 2006 were held by one financial institution.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

Income Taxes
Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Fair Value
The Company estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables and payables), approximates their carrying value, as such financial instruments are short term in nature.

3. Income Taxes

The Company files federal, New York State and New York City income tax returns. The Company's effective federal tax rate differs from the statutory rate primarily due to the effect of state and local taxes. The Company's deferred tax asset of $304,913 is primarily attributable to the difference in the recognition of deferred lease loss liability and depreciation expenses for financial and tax reporting purposes. No valuation allowance has been established as management believes it is more likely than not that the deferred tax asset will be realized.

4. Commitments and Contingencies

During 2006, the Company entered into an operating lease with its Parent which commenced on July 1, 2006 and will expire on February 28, 2010.

As of December 31, 2006, the minimum annual rental commitments under these noncancellable leases, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31,	
2007	$ 389,716
2008	430,865
2009	546,778
2010	91,129
	$ 1,458,488

5. Related Party Transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 1998, research costs are allocated to the Company based on the percentage of the Company's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. At December 31, 2006, the Company had a receivable from

Parent of $2,425,358 for trading commissions, fee income and reimbursements and a payable to affiliates of $261,556.

6. Pension Plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible US employees.

7. Financial Instruments With Off Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2006, the Company had net capital of $6,126,297, which exceeded the required net capital by $5,876,297.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.


END